Exhibit 99.2

Comment from the President and CEO 3 Financial highlights 4 Highlights 5 Export lending 6 Local government lending 6 Securities 6 Funding 7 Results 7 Balance sheet 8 Condensed statement of comprehensive income 9 Condensed balance sheet 11 Condensed statement of changes in equity 12 Condensed cash flow statement 13 Notes to the condensed financial statements 14

President and CEO Gisèle Marchand Strong performance in 2010 Eksportfinans’ underlying business performance was strong in the fourth quarter, with total comprehensive income of NOK 271 million for the period, and NOK 448 million for the year. The company has received a large volume of new loan applications for export related projects in 2010. Over the year, Eksportfinans received a total volume of loan applications of NOK 156 billion through 220 applications, compared to NOK 82 billion through 161 applications in 2009. The increase in both volume and number of loan applications received during 2010 indicates a higher volume of activity among Eksportfinans’ customer base compared to 2009. A large portion of the loan applications are related to oil and gas projects in Brazil, and projects within the Norwegian maritime industry. Although there was a higher volume in new applications in 2010, the volume of materialized lending will depend on the number of projects being realized going forward. The market situation by the end of 2010 is more positive than a year ago. Norwegian ship yards have entered into new contracts of approximately NOK 15 billion in 2010, compared to NOK 3 billion in 2009. Eksportfinans has been approached regarding financing of a large portions of new contracts entered into in 2010, and is well positioned to support the potential growth in the maritime sector in the years to come. In addition, Eksportfinans experiences an increased lending volume to Norwegian companies with international activity. Eksportfinans also experienced a 20 percent growth in new disbursements to export related loans with NOK 33.7 billion in 2010, compared to NOK 28.1 billion in 2009. Innovative, new pricing and risk model launched at Eksportfinans A new pricing and risk model (Numerix) was successfully completed in November. The Numerix portfolio system contains advanced models and flexible templates for data entry, and is fully integrated with Eksportfinans’ Middle and Back Office systems. With this system, it is now possible to calculate historical Value at Risk on the structured swap portfolio, and also perform scenario analyses on different risk factors. The European debt crisis The structural economic difficulties in some of the European countries are still causing concern in the international market place. Eksportfinans has only indirectly, and to a limited degree, been affected by the sovereign European debt crisis. The company experienced the situation in 2010 as volatile but within manageable levels. Eksportfinans has no exposure to Greece and limited exposure to Spain, Italy and Portugal. In addition, Eksportfinans has some exposure to Ireland. This exposure is covered by the company’s Portfolio Hedge Agreement (PHA — see note 14) and Irish government guarantees in some cases. Eksportfinans continues to monitor the situation in the international capital market closely. The high income from liquidity placements in 2010 is mainly related to the relatively high credit spreads in the international capital markets. Eksportfinans expects this situation to be temporary. Gisèle Marchand President and CEO Fourth quarter report 2010 3

Unaudited

Financial highlights

All figures in this report are group figures for Eksportfinans ASA group. Its former subsidiary, Kommunekreditt Norge AS, has therefore been consolidated in the financial statements of the Eksportfinans Group in the comparative numbers for 2009 up to the sale in the second quarter of 2009.

Figures are unaudited.

	Fourth quarter		The year	
(NOK million)	2010	2009	2010	2009
Net interest income	324	377	1,419	1,470
Profit/(loss) for the period from continuing operations	271	(432)	448	(1,802)
Total comprehensive income for the period	271	(432)	448	(1,801)
Return on equity [1)*]	21.6 %	(30.8 %)	8.5 %	(28.6 %)
Net return on average assets and liabilities [2)*]	0.55 %	0.66 %	0.59 %	0.57 %
Net operating expenses/average assets [3)*]	0.10 %	0.08 %	0.09 %	0.07 %
Total assets	215,549	225,254	215,549	225,254
Loans outstanding [4)]	123,412	122,202	123,412	122,202
New loans disbursed **	12,417	6,857	33,654	73,371
New bond debt issued	16,012	25,895	72,231	69,339
Public sector borrowers/guarantors [5)]	37.5 %	23.3 %	37.5 %	23.3 %
Capital adequacy	17.6 %	13.3 %	17.6 %	13.3 %
Exchange rate NOK/USD [6)]	5.8564	5.7767	5.8564	5.7767

*) Quarterly figures are annualized.
**) Of NOK 73.4 billion in 2009, NOK 45.3 billion is related to funding of KLP Kreditt AS, formely Kommunekreditt Norge AS and other municipal-related disbursements after the sale of the subsidiary.

Definitions

1. Return on equity: Total annualized comprehensive income for the period/average equity (average of opening and closing balance).
2. Net return on average assets and liabilities: The difference between gross interest income/average interest generating assets and gross interest expense/average interest bearing liabilities (average of daily calculations for the period).
3. Net operating expenses/average assets: Net operating expenses (administrative and operating expenses + depreciation - other income)/average assets (average of opening and closing balance).
4. Total loans outstanding: Consists of loans and due from customers and part of loans and due from credit institutions in the balance sheet. Accrued interest and unrealized gains/(losses) are not included, see notes 4, 5 and 6 to the accompanying unaudited financial statements.
5. The ratio of public sector loans (municipalities, counties and Norwegian and foreign central government, including the Norwegian Guarantee Institute for Export Credits (GIEK) as borrowers or guarantors) to total lending.
6. Exchange rate at balance sheet date.

Fourth quarter report 2010 4

Highlights Fourth quarter 2010
Eksportfinans had a total comprehensive income of NOK 271 million in the fourth quarter of 2010. The comparative total comprehensive income was negative NOK 432 million in the fourth quarter of 2009. The increase compared to the fourth quarter of 2009 was mainly due to high unrealized losses on Eksportfinans’ own debt resulting from decreases in credit spreads during that period.
Net interest income was NOK 324 million in the fourth quarter of 2010, compared to NOK 377 million in the corresponding period in 2009. The main reason for the lower net interest income in 2010 was the calculation of preference share dividends to the Norwegian government as part of the funding agreement from 2008. Under IFRS the preference share is booked as a financial liability, and the dividends are correspondingly booked as interest expenses. The preference share dividends have been preliminary calculated to NOK 126 million
Net profit excluding unrealized gains and losses (as explained under the section “Results”) was NOK 210 million for the fourth quarter of 2010, compared to NOK 237 million for the fourth quarter of 2009. The reduction was mainly due to lower net interest income in the fourth quarter of 2010.
The year 2010
The underlying business operations showed continued good performance in in 2010. Net interest income was NOK 1,419 million in 2010, compared to NOK 1,470 million in 2009.
Year-end 2010 showed an unrealized loss on Eksportfinans’ own debt of NOK 393 million (net of derivatives), compared to an unrealized loss of NOK 3,918 million (net of derivatives) for in 2009 (see note 16 to the accompanying financial statements). This unrealized loss on own debt does not affect the core capital of the company in any material way. The unrealized gain on own debt (net of derivatives) accumulated in the balance sheet, was NOK 1.4 billion at December 31, 2010. These remaining unrealized gains will be reversed as unrealized losses in future periods. Total comprehensive income in 2010 was positive NOK 448 million, compared to negative NOK 1,801 million in the same period in 2009. The reason for this change is mainly due to change in Net other operating income — see further explanation on page 7. Net profit excluding unrealized gains and losses (as explained below under the section “Results”) was NOK 859 million at year-end 2010, compared to NOK 1,041 million in the corresponding period in 2009. The core capital adequacy ratio at December 31, 2010 was 12.7 percent, compared to 9.7 percent at December 31, 2009. Total assets amounted to NOK 215.5 billion at December 31, 2010, compared to NOK 225.3 billion at December 31, 2009. The decrease in 2010 is mainly due to the partial repayment by KLP Kreditt AS, related to the loan made in connection with the sale of the subsidiary in 2009, and to the reduction in the PHA-portfolio (please refer to the section “Securities” below). In 2010, the company saw continued interest from investors for Eksportfinans’ debt globally with a total of NOK 72.2 billion of new funding raised. The company issued three benchmark transactions earlier in 2010 and focused on private placements in the fourth quarter. Eksportfinans experienced an increased demand for general financing of Norwegian companies with international activities in 2010. This was due to competitive lending terms from Eksportfinans and a general increase in demand for long-term financing from Norwegian corporations. Furthermore, there was a substantial increase in the volume of new loan applications for contract financing towards the end of 2010. Regulatory framework With effect from January 1, 2011, new regulations concerning calculation of exposures to one single client were introduced. The single most important change was that risk weighting for exposures to banks was discontinued. The maximum allowed exposure, equaling 25 percent of the institution’s risk capital, applies under the new provisions. Under the previous rules for calculating and reporting large exposures Eksportfinans applied risk weighting to loans with borrowers that were secured by on demand guarantees with 20 percent. In such situations, Eksportfinans reported exposures to the borrower up to the maximum 25 percent Fourth quarter report 2010 5 and excess exposures, if any, was reported as exposure towards the guaranteeing bank. That meant that maximum exposure to a single client (borrower and guaranteeing bank) equaled NOK 7.1 billion based on Eksportfinans’ risk capital as of December 31, 2010. The new provisions for large exposures are the same as the prevailing provisions applicable in the European Union (Directive 2006/48/EU) , which does not permit such risk weighting and entail that the maximum exposure to borrower and guaranteeing banks are approximately NOK 1.4 billion based on Eksportfinans’ risk capital as of December 31, 2010 and leave little or no authority for Norwegian supervisory authorities to make exemptions. The new provisions are detrimental to Eksportfinans’ business concept. Eksportfinans was granted a transitional period ending December 31, 2011, during which it can continue to use the reporting standards for large exposures that were in effect in 2010. During the transitional period the Norwegian Ministry of Finance will consider how Eksportfinans shall adopt the new provisions. Eksportfinans is in dialog with the authorities for a sustainable solution. However, there is no guarantee that the result of the Ministry of Finance’s consideration will not be disadvantageous to Eksportfinans’ business activities. Export lending New disbursements were NOK 33.7 billion in 2010, compared to NOK 28.1 billion in 2009. The nominal amount of outstanding export loans was NOK 99.8 billion at December 31, 2010, compared to NOK 81.4 billion at December 31, 2009. The increase since year-end 2009 was due to the record high volume of new loan disbursements made in 2010.
The high volume of new loan disbursements was mainly related to export contracts entered into in 2008 and 2009. In addition, new disbursements for general financing of Norwegian export companies have increased during 2010.
New disbursements under the government-supported export financing scheme were NOK 2.7 billion in 2010, compared to NOK 14.4 billion in 2009. The substantial decrease in volume was due to the fact that borrowers preferred floating rate commercial terms instead of fixed rate government supported terms under the prevailing market conditions. The volume of Eksportfinans’ order book for new loans is lower at year-end 2010 compared to 2009, but still strong from a historic perspective. The probability-adjusted order book for future disbursements was approximately NOK 20.5 billion at December 31, 2010, of which approximately NOK 19.5 billion was contract financing. By comparison, the probability-adjusted order book was NOK 27 billion at the end of 2009. Local government lending After the sale of Kommunekreditt Norge AS, Eksportfinans has provided financing to KLP Kreditt AS (formerly Kommunekreditt Norge AS) through a loan of NOK 34.4 billion with security in the underlying lending portfolio. This financing is contractually set to be repaid in eight equal, quarterly amounts. The first installment was paid in December 2009, and the last installment is scheduled for payment in September 2011. Eksportfinans’ total involvement in local government lending (both direct lending to municipalities and the credit provided to KLP Kreditt AS) totaled NOK 23.5 billion at December 31, 2010, compared to NOK 40.8 billion at December 31, 2009. Securities The total securities portfolio was NOK 67.9 billion at December 31, 2010, compared to NOK 76.1 billion at December 31, 2009. The securities portfolio consists of two different portfolios. One is the subject of a Portfolio Hedge Agreement with Eksportfinans shareholders since February 29, 2008 (the PHA portfolio), and the other portfolio is maintained for the purpose of liquidity (referred to herein as the “liquidity reserve portfolio”). The fair value of the PHA portfolio was NOK 36.0 billion at December 31, 2010, compared to NOK 52.2 billion at year-end 2009. The PHA portfolio is no longer actively managed by Eksportfinans and will be run off to maturity. See Note 14 to the accompanying unaudited financial statements and the most recent annual report on Form 20-F for further information about the Portfolio Hedge Agreement. The uncertainty in the international capital markets has led to relatively high credit spreads Fourth quarter report 2010 6 in 2010. This has also led to relatively high net interest income from the liquidity reserve portfolio in 2010. Eksportfinans expects this situation to be temporary. The fair value of the liquidity reserve portfolio was NOK 31.9 billion at December 31, 2010, compared to NOK 23.9 billion at December 31, 2009. Funding Total new funding in 2010 amounted to NOK 72.2 billion through 721 individual bond issues compared to NOK 69.3 billion and 1,023 bond issues in 2009. Funding is well diversified due to the company’s debt issuance programs which give the ability to issue debt globally. As a consequence, the company saw strong interest throughout the year for private placements globally. In the public markets, Eksportfinans accessed the USD benchmark market in April and September with 3 and 5-year transactions respectively. These transactions were purchased by investors in the Americas, Europe, Middle East and Asia. In June the company launched its first fixed rate Samurai bond aimed at Japanese domestic investors with a successful 5-year transaction. After a thorough review of its rating policy, Eksportfinans has chosen to have its debt rated by two rating agencies instead of three and, accordingly, Eksportfinans did not renew its contract with Fitch Ratings for 2011. Fitch Ratings’ last rating action with respect to Eksportfinans was to affirm Eksportfinans’ rating on December 8, 2010. As a result of the decision not to renew, as of December 23, 2010, Fitch Rating ceased to provide a rating of Eksportfinans and withdrew the rating that was then in effect. Results Net interest income Net interest income was NOK 1,419 million in 2010. This was NOK 51 million lower than in 2009. The main reason for the lower net interest income in 2010 was the calculation of preference share dividends to the Norwegian government on the preference share that was issued in connection with the funding agreement that Eksportfinans obtained from the Norwegian government in 2008 (see the most recent annual report on Form 20-F for a description of the funding agreement). Under IFRS the preference share is considered a financial liability and the dividends are correspondingly booked as interest expense. The preference share dividends have been preliminary calculated to NOK 126 million, Interest income in 2010 benefited from continued high interest spreads in the period. In addition, most of the net interest income from municipality lending in the first half-year of 2009 was included in the separate accounts of the former subsidiary Kommunekreditt Norge AS, and thus influenced the separate accounts of Eksportfinans ASA through the sales price of the subsidiary. The net return on average assets and liabilities (see financial highlights on page 4) was 0.59 percent at year-end of 2010, compared to 0.57 percent in the corresponding period in 2009. Net other operating income Net other operating income was negative NOK 602 million in 2010 compared to negative NOK 3,783 million in 2009. Volatility in the international capital markets continues to cause fluctuations in the fair value measurements of financial instruments. After the implementation of the Portfolio Hedge Agreement with Eksportfinans’ shareholders on February 29, 2008, the fluctuations in the fair value of bond investments hedged by this agreement have been neutralized. Fluctuations in fair values in the accounts after that date have to a large extent been caused by changes in fair value on Eksportfinans’ own debt and on loans. In 2010, unrealized gains on Eksportfinans’ own debt amounted to NOK 2,997 million (see note 2 to the accompanying financial statements). Net of derivatives, this amount is an unrealized loss of NOK 390 million (see note 16 to the accompanying financial statements). Accumulated in the balance sheet, the unrealized gain on Eksportfin ans’ own debt, net of derivatives, is NOK 1.4 billion as of December 31, 2010. These unrealized gains on own debt will be reversed as unrealized losses in future periods following credit spread tightening and running of time. The capital adequacy will not be affected by this effect in any material way. In addition to net unrealized losses on Eksportfinans’ own debt of NOK 390 million (net of derivatives), net other operating income in 2010 included an unrealized loss on loans, net of derivatives, of NOK 89 million (loss of NOK Fourth quarter report 2010 7

49 million in 2009), an unrealized gain on bonds under the Portfolio Hedge Agreement of NOK 124 million (gain of NOK 1,666 million in 2009) and an unrealized loss of NOK 202 million on the Portfolio Hedge Agreement itself (loss of NOK 1,582 million in 2009). See note 2 and 16 to the accompanying financial statements for the breakdown of these line items. Total operating expenses Total operating expenses amounted to NOK 194 million in 2010, an increase of NOK 7 million from 2009. The cost base is stable. The key ratio of Net operating expenses in relation to average assets was 0.09 percent for 2010, up from 0.07 percent in 2009. Profit/(loss) for the period Total comprehensive income in 2010 was positive NOK 448 million, compared to negative NOK 1,801 million in 2009. Return on equity was 8.5 percent for 2010, compared to negative 28.6 percent for 2009. Profit from continuing operations was positive NOK 448 million for the period ending December 31, 2010, compared to negative NOK 1,802 million for the same period in 2009. The non-IFRS measure of profit from continuing operations excluding unrealized gains and losses on financial instruments, and the corresponding return on equity, is shown in the table on page 8. These calculations may be of interest to investors because they assess the performance of the underlying business operations without the volatility caused by fair value fluctuations, including specifically the reversal of previously recognized unrealized gains on Eksportfinans’ own debt. Profit excluding unrealized gains and losses amounted to NOK 859 million in 2010. This was a decrease of NOK 182 million compared to 2009. The reduction was mainly due to lower net interest income, a reduction in net realized gains/losses in the second and fourth quarter of 2010 (see note 2 and 16 to the accompanying financial statements) related to termination of swap agreements and last year’s recognized gains related to Icelandic banks (see table below). Fourth The year quarter (NOK million) 2010 2009 2010 2009 Comprehensive income for the period in accordance with IFRS 271 (433) 448 (1,801) Loss/(profit) for the period from discontinued operations 0 0 0 (1) Net unrealized losses/(gains) (102) 931 554 3,857 Unrealized gains/(losses) related to Iceland 1) 17 (1) 17 91 Tax-effect 2) 24 (260) (160) (1,106) Non-IFRS profit for the period from continuing operations excluding unrealized gains/(losses) on financial instruments at fair value 210 237 859 1,041 Return on equity based on profit for the period from continuing operations excluding unrealized gains/(losses) on financial instruments at fair value 16.3% 20.1% 17.7% 24.2% 1) Reversal of previously recognized loss (at exchange rates applicable at December 31, 2010) related to the Icelandic bank exposure included in the line item above 2) 28 percent of the unrealized items above 3) Return on equity: Profit for the period/average equity adjusted for proposed not distributed dividends. Balance sheet Total assets amounted to NOK 215.5 billion at December 31, 2010, compared to NOK 225.3 billion at year-end 2009. Debt incurred by issuing commercial paper and bonds was NOK 186.4 billion at December 31, 2010. The corresponding figure at December 31, 2009 was NOK 197.6 billion. The capital adequacy ratio was 17.6 percent at December 31, 2010, compared to 13.3 percent at December 31, 2009. The core capital adequacy ratio was 12.7 percent at December 31, 2010, compared to 9.7 percent at December 31, 2009. Fourth quarter report 2010 8

From year-end 2009, there has been a decrease in risk-weighted assets mainly due to the repayment of the KLP exposure, and a higher share of export lending guaranteed by government agencies. Oslo, February 28, 2011 EKSPORTFINANS ASA The Board of Directors Fourth quarter report 2010 9

Condensed statement of comprehensive income

Figures are unaudited.

Parent company					Group				
Fourth quarter		The year			Fourth quarter		The year		
2010	2009	2010	2009	(NOK million)	2010	2009	2010	2009	Note
1,450	1,410	5,817	7,213	Interest and related income	1,450	1,410	5,817	7,213	
1,126	1,033	4,398	5,743	Interest and related expenses	1,126	1,033	4,398	5,743	
324	**377**	**1,419**	**1,470**	**Net interest income**	**324**	**377**	**1,419**	**1,470**	
0	1	1	2	Commissions and income related to banking services	0	1	1	2	
2	1	7	7	Commissions and expenses related to banking services	2	1	7	7	
108	(927)	(603)	(3,793)	Net gains/(losses) on financial instruments at fair value	108	(927)	(603)	(3,793)	2, 16
2	4	7	14	Other income	2	4	7	14	
108	**(923)**	**(602)**	**(3,784)**	**Net other operating income**	**108**	**(923)**	**(602)**	**(3,784)**	
432	**(546)**	**817**	**(2,314)**	**Total operating income**	**432**	**(546)**	**817**	**(2,314)**	
44	42	157	152	Salaries and other administrative expenses	44	42	157	152	
6	6	23	20	Depreciation	6	6	23	20	
5	4	14	15	Other expenses	5	4	14	15	
0	0	0	0	Impairment charges on loans at amortized cost	0	0	0	0	
55	**52**	**194**	**187**	**Total operating expenses**	**55**	**52**	**194**	**187**	
377	**(598)**	**623**	**(2,501)**	**Pre-tax operating profit/(loss)**	**377**	**(598)**	**623**	**(2,501)**	
106	(166)	175	(699)	Taxes	106	(166)	175	(699)	
271	**(432)**	**448**	**(1,802)**	**Profit/(loss) for the period from continuing operations**	**271**	**(432)**	**448**	**(1,802)**	
0	0	0	339	Net gain from sale of group companies	0	0	0	1	15
0	0	0	339	**Profit/(loss) for the period from discontinued operations**	0	0	0	1	15
0	0	0	0	Other comprehensive income	0	0	0	0	
271	**(432)**	**448**	**(1,462)**	**Total comprehensive income**	**271**	**(432)**	**448**	**(1,801)**	

The accompanying notes are an integral part of these condensed financial statements.

Fourth quarter report 2010 10

Condensed balance sheet Figures are unaudited. Parent company Group 31.12.10 31.12.09 (NOK million) 31.12.10 31.12.09 Note 43,014 64,126 Loans due from credit institutions 1) 43,014 64,126 4,6,7 85,095 66,677 Loans due from customers 2) 85,095 66,677 5,6,7 67,921 76,090 Securities 67,921 76,090 8 15,403 14,344 Financial derivatives 15,403 14,344 44 0 Deferred tax asset 44 0 20 26 Intangible assets 20 26 205 208 Fixed assets and investment property 205 208 9 3,847 3,783 Other assets 3,847 3,783 10 215,549 225,254 Total assets 215,549 225,254 45 38 Deposits by credit institutions 45 38 186,402 197,634 Borrowings through the issue of securities 186,402 197,634 11 14,247 14,810 Financial derivatives 14,247 14,810 373 73 Taxes payable 373 73 0 157 Deferred tax liabilities 0 157 7,174 5,124 Other liabilities 7,174 5,124 12 96 89 Accrued expenses and provisions 96 89 1,639 1,502 Subordinated debt 1,639 1,502 417 419 Capital contribution securities 417 419 210,393 219,846 Total liabilities 210,393 219,846 2,771 2,771 Share capital 2,771 2,771 177 177 Share premium reserve 177 177 71 403 Reserve for unrealized gains 71 0 2,137 2,057 Other equity 2,137 2,460 5,156 5,408 Total shareholders’ equity 5,156 5,408 215,549 225,254 Total liabilities and shareholders’ equity 215,549 225,254 1) Of NOK 43,014 million at December 31, 2010, NOK 29,811 million is measured at fair value through profit or loss and NOK 13,203 million is measured at amortized cost. Of NOK 64,126 million at December 31, 2009, NOK 33,597 million is measured at fair value through profit or loss and NOK 30,529 million is measured at amortized cost. 2) Of NOK 85,095 million at December 31, 2010, NOK 49,205 million is measured at fair value through profit or loss and NOK 35,890 million is measured at amortized cost. Of NOK 66,677 million at December 31, 2009, NOK 27,248 million is measured at fair value through profit or loss and NOK 39,429 million is measured at amortized cost. The accompanying notes are an integral part of these condensed financial statements. Fourth quarter report 2010 11

Condensed statement of changes in equity

Figures are unaudited.

	Parent company				
(NOK million)	Share capital [1)]	Share premium reserve [1)]	Reserve unrealized gains [1)]	Other equity	Total equity
Equity at January 1, 2009	2,771	177	3,104	818	6,870
Total comprehensive income for the period	0	0	(2,701)	1,239	(1,462)
Equity at December 31, 2009	**2,771**	**177**	**403**	**2,057**	**5,408**
Equity at January 1, 2010	2,771	177	403	2,057	5,408
Total comprehensive income for the period	0	0	(332)	780	448
Dividends paid	0	0	0	(700)	(700)
Equity at December 31, 2010	**2,771**	**177**	**71**	**2,137**	**5,156**

1) Restricted equity that cannot be paid out to the owners without a resolution to reduce the share capital in accordance with the Public Limited Companies Act under Norwegian law.

	Group				
(NOK million)	Share capital [1)]	Share premium reserve [1)]	Reserve unrealized gains [1)]	Other equity	Total equity
Equity at January 1, 2009	2,771	177	0	4,260	7,208
Total comprehensive income for the period	0	0	0	(1,801)	(1,801)
Equity at December 31, 2009	**2,771**	**177**	**0**	**2,460**	**5,408**
Equity at January 1, 2010	2,771	177	0	2,460	5,408
Total comprehensive income for the period	0	0	71	377	448
Dividends paid	0	0	0	(700)	(700)
Equity at December 31, 2010	**2,771**	**177**	**71**	**2,137**	**5,156**

1) Restricted equity that cannot be paid out to the owners without a resolution to reduce the share capital in accordance with the Public Limited Companies Act under Norwegian law.

The accompanying notes are an integral part of these condensed financial statements.

Fourth quarter report 2010 12

Condensed cash flow statement Figures are unaudited.
Parent company Group The year The year 2010 2009 (NOK million) 2010 2009 623 (2,501) Pre-tax operating profit from continuing operations 623 (2,501) Provided by operating activities: (787) (382) Accrual of contribution from the Norwegian government (787) (382) Unrealized losses (reversal of unrealized losses) 553 3,857 on financial instruments at fair value through profit or loss 553 3,857 Realized losses on financial instruments 27 0 at fair value through profit or loss [non-cash item] 27 0 23 20 Depreciation 23 20 (33,654) (73,372) Disbursement of loans 1) (33,654) (73,372) 32,416 83,820 Principal collected on loans 2) 32,416 83,820 (43,401) (37,730) Purchase of financial investments (trading) (43,401) (37,730) Proceeds from sale 38,748 45,473 or redemption of financial investments (trading) 38,748 45,473 332 152 Contribution paid by the Norwegian government 332 152 (74) (143) Taxes paid (74) (143) Changes in: 1,497 (1,199) Accrued interest receivable 1,497 (1,199) 402 6,756 Other receivables 402 6,756 408 (727) Accrued expenses and other liabilities 408 (727) (2,886) 24,024 Net cash generated from/(used in) operating activities (2,886) 24,024 (4,317) (642) Purchase of financial investments (4,317) (642) 18,336 5,991 Proceeds from sale or redemption of financial investments 18,336 5,991 7,029 (16,044) Net cash flow from financial derivatives 7,029 (16,044) (14) (12) Purchases of fixed assets (14) (12) 0 1 Proceeds from sales of fixed assets 0 1 21,034 (10,706) Net cash generated from/(used in) investing activities 21,034 (10,706) 6 (231) Change in debt to credit institutions 6 (231) 280,889 256,415 Proceeds from issuance of commercial paper debt 280,889 256,415 (296,901) (265,520) Repayments of commercial paper debt (296,901) (265,520) 72,231 69,339 Proceeds from issuance of bond debt 72,231 69,339 (74,253) (75,226) Principal payments on bond debt (74,253) (75,226) (700) 0 Dividends paid (700) 0 (18,728) (15,223) Net cash generated from/(used in) financing activities (18,728) (15,223) (580) (1,905) Net change in cash and cash equivalents 3) (580) (1,905) 4,524 6,667 Cash and cash equivalents at beginning of period 4,524 7,327 (12) (878) Effect of exchange rates on cash and cash equivalents (12) (878) Net change in cash and 0 640 cash equivalents from discontinued operations 4) 0 (20) 3,932 4,524 Cash and cash equivalents 3) at end of period 3,932 4,524 1) Of NOK 73,4 billion in 2009, NOK 45.3 billion is related to funding of Kommunekreditt Norge AS and other municipal-related disbursements after the sale of the subsidiary. 2) Of NOK 83,8 billion in 2009, NOK 44.5 billion is related to repayment from Kommunekreditt Norge AS in relation to the sale of the subsidiary. 3) Cash equivalents are defined as bank deposits with maturity of less than 3 months. 4) Cash flows from discontinued operations for 2009 are related to investing activities, as they represent the net cash flow effect from the sale of the subsidiary. The accompanying notes are an integral part of these condensed financial statements. Fourth quarter report 2010 13

Notes to the condensed financial statements

1. Accounting principles

Eksportfinans' fourth quarter and full year condensed financial statements have been presented in accordance with International Financial Reporting Standards – (**IFRS**), in line with both IFRS as adopted by the European Union (**EU**) and IFRS as issued by the International Accounting Standards Board (**IASB**). The condensed interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting.

The accounting policies and methods of computation applied in the preparation of these condensed interim financial statements are in all material aspects the same as in Eksportfinans' annual financial statements of 2009, as approved for issue by the Board of Directors on March 2, 2010. These policies have been consistently applied to all the periods presented.

All figures disclosed in the notes are identical for the parent company, Eksportfinans ASA, and the consolidated group (apart from note 15), and therefore presented in one single set of tables.

Figures for interim periods are unaudited.

2. Net gains/(losses) on financial instruments at fair value

	Fourth quarter		The year	
(NOK million)	2010	2009	2010	2009
Securities held for trading	7	1	14	2
Securities designated as at fair value at initial recognition	0	0	4	0
Financial derivatives	(12)	(15)	(139)	(66)
Foreign currencies	2	(2)	4	(15)
Other financial instruments at fair value	9	21	67	143
Net realized gains/(losses)	6	5	(50)	64
Loans and receivables	10	(62)	(69)	(75)
Securities [1)]	(78)	177	183	1,554
Financial derivatives [2)]	(1,058)	1,571	(3,672)	(9,916)
Commercial paper debt [3)]	(1)	2	1	76
Bond debt [3)]	1,205	(2,549)	2,997	4,516
Subordinated debt and capital contribution securities [3)]	13	(58)	(1)	71
Foreign currencies	(3)	(3)	5	(87)
Other	14	(10)	3	4
Net unrealized gains/(losses)	102	(932)	(553)	(3,857)
Net realized and unrealized gains/(losses)	108	(927)	(603)	(3,793)

1) Net unrealized gains/(losses) on securities

	Fourth quarter		The year	
(NOK million)	2010	2009	2010	2009
Securities held for trading	(47)	36	30	777
Securities designated as at fair value at initial recognition	(31)	141	153	777
Total	(78)	177	183	1,554

2) The Portfolio Hedge Agreement entered into in March 2008, further described in note 14 of this report, is included with a loss of NOK 202 million in 2010 and a loss of NOK 1.582 million in 2009.

3) In 2010, Eksportfinans had an unrealized gain of NOK 2.997 million (NOK 4.647 million in 2009) on its own debt.

See note 16 for a presentation of the above table through the eyes of management.

Fourth quarter report 2010 14

3. Capital adequacy Capital adequacy is calculated in accordance with the Basel II regulations in force from the Norwegian Banking, Insurance and Securities Commission. The Company has adopted the standardized approach to capital requirements. For the Company, this implies that the difference in risk-weighted value between the Basel I and II regulations is mainly due to operational risk. The capital adequacy minimum requirement is 8 percent of total risk-weighted value. (NOK million) 31.12.2010 31.12.2009 Risk- Risk- Book weighted Book weighted value value value value Total assets 215,549 29,050 225,254 35,964 Off-balance sheet items 358 465 Operational risk 2,577 2,689 Total currency risk 0 162 Total risk-weighted value 31,985 39,280 The Company’s eligible regulatory capital (NOK million and in percent of risk-weighted value) 31.12.2010 31.12.2009 Core capital 1) 4,077 12.7% 3,819 9.7% Additional capital 2) 1,565 4.9% 1,418 3.6% Total regulatory capital 5,642 17.6% 5,237 13.3% 1) Includes share capital, other equity, elements of capital contribution securities and other deductions and additions in accordance with the Norwegian capital adequacy regulations. 2) Includes subordinated debt, the elements of capital contribution securities not included in core capital and other deductions/additions in accordance with the Norwegian capital adequacy regulations. 4. Loans due from credit institutions (NOK million) 31.12.10 31.12.09 Cash equivalents 1) 3,932 4,524 Other bank deposits and claims on banks 470 3,680 Loan to KLP Kreditt AS (also included in note 6) 12,882 30,058 Loans to other credit institutions, nominal amount (also included in note 6) 2) 26,290 26,325 Accrued interest and adjustment to fair value on loans (560) (461) Total 43,014 64,126 1) Cash equivalents are defined as bank deposits with maturity of less than 3 months. 2) The Company has acquired certain loan agreements from banks for which the selling bank provides a repayment guarantee, therefore retaining the credit risk of the loans. Under IFRS these loans are classified as loans to credit institutions. Of the loans to credit institutions these loans amounted to NOK 13,073 million at December 31, 2010, and NOK 11,869 at December 31, 2009. 5. Loans due from customers (NOK million) 31.12.10 31.12.09 Loans due from customers, nominal amount (also included in note 6) 84,240 65,819 Accrued interest and adjustment to fair value on loans 855 858 Total 85,095 66,677 Fourth quarter report 2010 15

6. Total loans due from credit institutions and customers (NOK million) 31.12.10 31.12.09 Loan to KLP Kreditt AS 12,882 30,058 Loans due from other credit institutions 26,290 26,325 Loans due from credit institutions 39,172 56,383 Loans due from customers 84,240 65,819 Total nominal amount 123,412 122,202 Commercial loans 88,095 83,374 Government-supported loans 35,317 38,828 Total nominal amount 123,412 122,202 Capital goods 31,992 28,347 Ships 45,376 36,376 Export-related and international activities *) 22,448 16,652 Direct loans to Norwegian local government sector 5,719 5,778 Loan to KLP Kreditt AS 12,882 30,058 Municipal-related loans to other credit institutions 4,943 4,943 Loans to employees 52 48 Total nominal amount 123,412 122,202 *) Export-related and international activities consist of loans to the following categories of borrowers: (NOK million) 31.12.10 31.12.09 Banking and finance 7,264 8,260 Real estate management 5,776 5,237 Consumer goods 4,757 3,052 Oil and gas 2,935 25 Renewable energy 1,425 0 Aviation and shipping 264 40 Aluminum, chemicals and minerals 3 8 Other categories 24 30 Total nominal amount 22,448 16,652 Fourth quarter report 2010 16

7. Loans past due or impaired * A total of NOK 493 million relates to exposure towards Icelandic banks as of December 31, 2010, and are as of the balance sheet date not considered guaranteed in a satisfactory manner. These loans are measured at fair value at each balance sheet date. The change in fair value in the period is reflected in the line item ‘Net gains/losses on financial instruments at fair value’. Apart from the fair value adjustments already recognized in the income statement, related to the exposure towards the Icelandic banks discussed above, the Company considers all other loans to be secured in a satisfactory manner. For these transactions, amounting to NOK 1,336 million, the Norwegian government, through the Guarantee Institute for Export Credit (GIEK), guarantees approximately 78 percent of the amounts in default. The remaining 22 percent are guaranteed by private banks, most of them operating in Norway. Claims have already been submitted in accordance with the guarantees. 8. Securities (NOK million) 31.12.10 31.12.09 Trading portfolio 48,990 46,131 Other securities at fair value through profit and loss 18,931 29,959 Total 67,921 76,090 9. Fixed assets and investment property (NOK million) 31.12.10 31.12.09 Buildings and land in own use 126 127 Investment property 70 71 Total buildings and land 196 198 Other fixed assets 9 10 Total 205 208 10. Other assets (NOK million) 31.12.10 31.12.09 Interim account 108 Agreement 887 800 Cash collateral provided 2,953 2,975 Other 7 8 Total 3,847 3,783 Fourth quarter report 2010 17

11. Borrowings through the issue of securities

(NOK million)	31.12.10	31.12.09
Commercial paper debt	3,303	19,074
Bond debt	200,066	191,153
Accrued interest and adjustment to fair value on debt	(16,967)	(12,593)
Total	186,402	197,634

12. Other liabilities

(NOK million)	31.12.10	31.12.09
Grants to mixed credits	333	309
Cash collateral received	6.449	4.786
Interim bank liability	177	0
Other short-term liabilities *)	215	29
Total	7.174	5.124

*) Dividends on preference share capital is included.

13. Segment information

The Company is divided into three business areas, export lending, municipal lending and securities. After the sale of Kommunekreditt Norge AS, municipal lending consists of loans to KLP Kreditt AS, in addition to loans directly to municipalities and municipal-related loans to savings banks that were purchased from Kommunekreditt Norge AS in connection with the sale of the subsidiary. The Company also has a treasury department, responsible for the Company's funding. Income and expenses related to treasury are divided between the three business areas.
The segment information is in line with the management reporting.

	Export lending		Municipal lending		Securities	
	The year		The year		The year	
(NOK million)	2010	2009	2010	2009 [5]	2010	2009
Net interest income [1]	722	643	183	172	514	655
Commissions and income related to banking services [2]	1	2	0	0	0	0
Net gains/(losses) on financial instruments at fair value [3]	17	91	0	0	(42)	(58)
Income/expenses divided by volume [4]	(3)	51	(1)	22	(3)	56
Net other operating income	15	144	(1)	22	(45)	(2)
Total operating income	737	787	182	194	469	653
Total operating expenses	114	104	26	28	54	55
Pre-tax operating profit/(loss)	623	683	156	166	415	598
Taxes	175	191	44	47	116	168
Non-IFRS profit for the period from continuing operations excluding unrealized gains/(losses) on financial instruments at fair value	448	492	112	119	299	430

1) Net interest income includes interest income directly attributable to the segments based on Eksportfinans' internal pricing model. The treasury department obtains interest on Eksportfinans' equity and in addition the positive or negative result (margin) based on the difference between the internal interest income from the segments and the actual external funding cost. Net interest income in the treasury department is allocated to the reportable segments based on volume for the margin, and risk weighted volume for the interest on equity.
2) Income/(expenses) directly attributable to each segment.
3) For Export lending the figures are related to unrealized gains/(losses) on the Icelandic bank exposure. In this context, the fair value adjustments on the Icelandic bank exposure have been treated as realized, as they are not expected to be reversed towards maturity, as other unrealized gains and losses. For Securities the figures are related to realized gains/(losses) on financial instruments.
4) Income/expenses, other than interest, in the treasury department have been allocated to the business areas by volume. These are items included in net other operating income in the income statement.
5) The comparative figures related to municipal lending for 2009 do not include discontinued operations.

Fourth quarter report 2010 18

Reconciliation of segment profit measure to total comprehensive income

	The year	
(NOK million)	2010	2009
Export lending	448	492
Municipal lending	112	119
Securities	299	430
Non-IFRS profit/(loss) for the period from continuing operations excluding unrealized gains/(losses) on financial instruments at fair value	859	1,041
Profit/(loss) for the period from discontinued operations		1
Net unrealized gains/(losses)	(554)	(3,858)
Unrealized losses/(gains) related to the Icelandic bank exposure included above [1]	(17)	(91)
Tax effect [2]	160	1,107
Total comprehensive income	**448**	**(1,801)**

1) Reversal of previously recognized loss.
2) 28 percent of the unrealized items above.

14. Material transactions with related parties

The Company's two largest shareholders, DnB NOR Bank ASA and Nordea Bank Norge AS, are considered to be related parties in accordance with IAS 24 Related Party Disclosures.

(NOK millions)	Acquired loans [1]	Deposits [2]	Guarantees issued [3]	Guarantees received [4]	Portfolio Hedge Agreement [5]
Balance January 1, 2009	10,034	3,911	2,074	19,252	1,679
Change in the period	(808)	(1,842)	(884)	2,563	(1,065)
Balance Dec. 31, 2009	9,226	2,069	1,190	21,815	614
Balance January 1, 2010	9,226	2,069	1,190	21,815	614
Change in the period	1,643	(792)	(534)	(335)	(79)
Balance Dec. 31, 2010	10,869	1,277	656	21,480	535

1) The Company acquires loans from banks. The loans are part of the Company's ordinary lending activity, as they are extended to the export industry. As the selling banks provide a guarantee for the loans, not substantially all the risk and rewards are transferred to the Company, thus the loans are classified as loans due from credit institutions in the balance sheet.
2) Deposits made by the Company.
3) Guarantees issued by the Company to support the Norwegian export industry.
4) Guarantees provided to the Company by the related parties.
5) Eksportfinans has entered into a derivative portfolio hedge agreement with the majority of its shareholders. The agreement, effective from March 1, 2008, will offset losses up to NOK 5 billion in the liquidity portfolio held as of February 29, 2008. The agreement will also offset any gains in the portfolio as of the same date. The payments to or from the Company related to the losses or gains, respectively, in the portfolio, will take place on the last day of February each year, with the first payment in 2011. The agreement expires with the maturities of the bonds included in the contract, with the latest maturity on December 31, 2023. Eksportfinans will pay a monthly fee of NOK 5 million to the participants to the agreement. The balances show the related parties' share of the fair value of the contract as of the balance sheet date.

All transactions with related parties are made on market terms.

In addition to the transactions reflected in the above table, in 2008, Eksportfinans' three major owner banks extended a committed credit line of USD 4 billion for repo purposes to the Company. The facility had a twelve month maturity with the possibility of extension, and was extended in the second quarter of 2009 and in the second quarter of 2010. In 2010 the line was reduced to USD 2 billion. Eksportfinans has not yet utilized this credit facility.

Fourth quarter report 2010 19

15. Effects on profit and equity from sale of Kommunekreditt On May 7, 2009, Eksportfinans entered into a sale and purchase agreement with Kommunal Landspensjonskasse (KLP) for all shares in its subsidiary Kommunekreditt Norge AS. The sale was finalized on June 24, 2009, while the price of the shares was agreed to be the carried value of the net assets in Kommunekreditt’s financial statements as of March 31, 2009. The only effect after March 31, 2009, is the expenses incurred related to the sale of the subsidiary. The discontinued operations (the parts of the subsidiary that were sold) are presented separately in the statement of comprehensive income and in the cash flow statement of the nine-month period ending September 30, 2009, in accordance with IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’. The remaining line items reflect the continuing operations in the Company, without Kommunekreditt. No reclassification is made for comparative figures in the balance sheet. Initially, and for a period of approximately two years from the date of the agreement, the continuing operations will include lending to and interest income from the then former subsidiary. As Eksportfinans’ funding of Kommunekreditt’s operations will be continued for a period, the profit and loss figures of the parent company Eksportfinans ASA best represent the continuing operations. When Eksportfinans gradually ceases to fund Kommunekreditt Norge AS, with the last down-payment by the end of 2011, the contribution to the business from the former subsidiary will decline. Pursuant to the agreement with KLP, Eksportfinans also retained around NOK 11 billion of loans lent by Kommunekreditt. Specification of the profit/(loss) for the period from the discontinued operations: Group The year (NOK million) 2010 2009 Interest and related income 0 120 Net interest income 0 120 Net gain on sale of subsidiary 0 (10) Commissions and expenses related to banking services 0 0 Net gains/(losses) on financial instruments at fair value 0 (92) Net other operating income 0 (102) Total net income 0 18 Salaries and other administrative expenses 0 9 Other expenses 0 1 Total operating expenses 0 10 Pre-tax operating profit/(loss) 0 8 Taxes 0 7 Profit/(loss) for the period 0 1 Decomposition of net gain from sale of group companies Parent company Profit/(loss) (NOK million) 2009 Proceeds from sale of Kommunekreditt Norge AS 870 Book value of investment in parent company financial statements of Eksportfinans ASA 1) (518) Expenses related to sale of Kommunekreditt Norge AS (11) Taxes (2) Net gain from sale of group companies 339 1) Shares in Kommunekreditt Norge AS have been accounted for at cost in the financial statements of Eksportfinans ASA. Fourth quarter report 2010 20

16. Market risk - effects from economic hedging

Note 2 specifies the net realized and unrealized effects on financial instruments, showing separately the effects from financial derivatives. When presented to the Company's management and Board of Directors, the presentation is prepared showing the various financial instruments after netting with related economic hedges, as derivatives are used in economic hedges of the market risk of specific assets and liabilities.

The below table specifies net realized and unrealized gains/(losses) on financial instruments at fair value, netted with related economic hedges.

	Fourth quarter		The year	
(NOK million)	2010	2009	2010	2009
Securities	(8)	(14)	(42)	(58)
Foreign currencies	2	(2)	4	(15)
Other financial instruments at fair value	12	21	(12)	137
Net realized gains/(losses)	6	5	(50)	64
Loans and receivables	41	(59)	(89)	(49)
Securities	(132)	26	(62)	99
Commercial paper debt [1) 2)]	(2)	7	1	75
Bond debt [1) 2)]	132	(854)	(393)	(3,918)
Subordinated debt and capital contribution securities [1) 2)]	14	(57)	2	1
Foreign currencies	(3)	(3)	5	(87)
Other	14	4	3	11
Net unrealized gains/(losses)	64	(936)	(533)	(3,868)
Financial derivatives related to the 108 agreement [3)]	38	4	(20)	11
Net realized and unrealized gains/(losses)	108	(927)	(603)	(3,793)

1) Accumulated net gain on own debt is NOK 1.4 billion as of December 31, 2010, compared to NOK 1.8 billion as of December 31, 2009
2) In 2010, Eksportfinans had an unrealized loss of NOK 390 million (NOK 3.842 million in 2009) on its own debt, net of derivatives.
3) Derivatives related to components of the 108 Agreement. The 108 Agreement is accounted for at amortized cost, hence these derivatives are not included in the effects related to financial instruments at fair value.

Fourth quarter report 2010 21

17. Contingencies A putative class action lawsuit was commenced in July this year against Eksportfinans relating to certain securities sold pursuant to the US MTN program seeking unspecified damages and attorney’s fees. Eksportfinans received notice from the United States District Court for the Southern District of New York dated September 21, 2010 that pursuant to Federal rule of Civil procedure 41(a) the Plaintiff had voluntarily dismissed the action without prejudice. One of Eksportfinans’ borrowers reclaimed paid break cost in an amount of approximately NOK 19 million in connection with voluntary prepayment of loans. Eksportfinans refuted the claim and the dispute came to trial at Oslo City Court (Oslo Tingrett) that began August 26, 2010. Pronouncement of judgment has been served on the parties. The judgment went against Eksportfinans. Eksportfinans has appealed the judgment. In 2009 Eksportfinans and Kommunal Landspensjonskasse gjensidige forsikringsselskap (KLP) entered into an agreement for the sale of Eksportfinans’s wholly owned subsidiary Kommunekreditt Norge AS (Kommunekreditt). In the said agreement Eksportfinans made certain representations that among others include (a) KLP could rely on an agreement and a guarantee document with respect to a counter guarantee provided by a Norwegian bank to Kommunekreditt and (b) the list and characterization of borrowers as part of the due diligence process was correct in all material respect. KLP and the Norwegian bank disagree over the bank’s right to adjust the fee for the guarantee and has summoned the bank for the amount of approximately NOK 71 million. With reference to the representation related to the guarantee provided by the Norwegian bank to Kommunekreditt KLP threatened to summon Eksportfinans if it is unsuccessful against the Norwegian bank. On October 1, 2010 KLP Banken AS, a wholly owned subsidiary of KLP has commenced a lawsuit against Eksportfinans alleging among other things that the claim against Eksportfinans should be united at trial with the case between KLP Banken AS and the Norwegian bank. The claim against Eksportfinans is based on the claim against the Norwegian bank which again is based on variable and uncertain factors and may be reduced if for instance the loan portfolio for which the guarantee was issued is partially prepaid or otherwise reduced and is therefore unspecified with respect to amount. With reference to the representations related to the list and characterization of borrowers, KLP asserts to have discovered after the closing of the sale that certain loans in the list of borrowers provided by Kommunekreditt to KLP were incorrectly characterized which, KLP claims, reduces the agreed value of Kommunekreditt significantly. KLP threatens to sue Eksportfinans if the company does not pay said amount. Eksportfinans is of the opinion that there are no grounds for the claim. 18. Events after the balance sheet date On February 28, 2011, the board proposed a dividend of NOK 500 million (approximately NOK 1,895 per share) related to the fiscal year 2010. Fourth quarter report 2010 22